

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2011

Mark J. Rittenbaum
Executive Vice President and Chief Financial Officer
The Greenbrier Companies, Inc.
One Centerpointe Drive, Suite 200
Lake Oswego, OR 97035

    Re: **The Greenbrier Companies, Inc.**
                 Form 10-K for the Fiscal Year Ended August 31, 2010
                 Filed November 10, 2010
                 Form 10-Q for the Quarterly Period Ended November 30, 2010
                 Filed January 7, 2011
                 Definitive Proxy Statement on Schedule 14A
                 Filed November 24, 2010
                 File No. 001-13146

Dear Mr. Rittenbaum:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended August 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 26

1.   Please expand your MD&A to provide additional information with respect to your results of operations on a consolidated basis as required by Item 303 of Regulation S-K. In this regard, we note you have a significant amount of corporate expenses that are not allocated to your three business segments. As a result, your individual discussions of

these segments within your MD&A show operating profits that are not reflective of your results on a consolidated basis. Accordingly, please present a table at the beginning of your MD&A to summarize your results of operations by segment and reconcile those results to your consolidated results in a table similar to the one shown on top of page 57. In addition, discuss the reasons why corporate expenses are not allocated to your business segments.

2.   As noted in your risk factors on page 13, you are subject to risk associated with the availability and price of steel as well as other raw materials. In this regard, your MD&A disclosure should be supplemented with a robust discussion of the underlying factors that impacted the major components within cost of sales for each of your operating segments. For example, a discussion of the impact that price and volume of raw materials have on your cost of sales appears necessary to an understanding of the underlying factors affecting your operating results.

3.   The revenue amounts shown in your MD&A for each segment do not agree with the revenue amounts by segment shown in Note 23. This appears to be due to intersegment eliminations. However, at the beginning of Note 23, you state that intercompany eliminations are treated the same as third-party transactions to evaluate segment performance and that performance is evaluated based on margin. The margins as a percentage of revenue disclosed in your MD&A are higher than those implied by the revenue amounts in Note 23. Please tell us why you believe the margins as a percentage of revenue disclosed in your MD&A are appropriate in light of your statements at the beginning of Note 23.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations, page 35

4.   It is unclear how your current presentation complies with Rule 5-03 of Regulation S-X. In particular, we note that you present special items, an operating expense, after interest expense, a non operating expense. In addition, please consider revising future filings to present operating and non-operating items separately with appropriate subtotals.

Part III, page 75

5.   We note that the required information to be disclosed pursuant to Items 10 through 14 was to be incorporated by reference from your definitive proxy statement but we were unable to locate the disclosure required by Item 406 of Regulation S-K in your definitive proxy statement. We also note that the incorporation by reference cross references within Items 10 through 14 do not always reference the appropriate sections of your definitive proxy statement that contain the required information. In future filings, please ensure that the required information to be disclosed pursuant to Items 10 through 14 is appropriately incorporated by reference.

Form 10-Q for the Quarterly Period Ended November 30, 2010

Note 6 - Assets held for sale, page 43

6.   Based on your earnings call on January 7, 2011, we note that you routinely purchase railcars as a way to warehouse cash and create a stream of revenue. You also indicate that such build up is used to boost earnings. In addition, you indicate that it is attractive to hold such assets for the short term before selling them, and the timing of the sale for such assets will key off what other uses for cash you have identified. In this regard, please tell us how your current accounting complies with ASC Topic 360-10-45-9. In particular, if such assets are purchased as a way to warehouse cash while creating a stream of revenue, and the timing of the sale for such assets will key off what other uses for cash you have identified, it is not clear how you conclude that the assets are available for immediate sale, that you have an active program to locate a buyer and that such assets are being actively marketed. Specifically, it appears that your intent is to hold on to such assets for a short period in order to generate revenues until you determine an alternative use for such cash that will generate better returns on your investment. Please advise. In your response, also include the average holding period for the aforementioned railcars.

7.   Please tell us how you classify lease revenues generated from railcars classified as held for sale. Also, please tell us with the amount of revenue generated from sales of such assets and revise your disclosure, as necessary, to ensure compliance with ASC Topic 205-20-50-1.

Definitive Proxy Statement on Schedule 14A

Audit Committee, page 7

8.   In future filings, please revise to disclose whether or not the audit committee has an audit committee financial expert and whether such person is independent under the listing standards applicable to you. Refer to Item 407(d)(5) of Regulation S-K.

Summary Compensation Table, page 20

9.   In future filings, please clarify that the amounts listed in the "Stock Awards" column of the "Summary Compensation" table has been calculated based upon the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 and include any necessary footnotes for awards subject to performance conditions. Refer to Item 402(c)(2)(v) of Regulation S-K and Instruction 3 thereto.

10.   In future filings, include a footnote disclosing all assumptions made in the valuation of awards of stock by reference to a discussion of those assumptions in your financial statements, footnotes to your financial statements, or to a discussion in your Management's Discussion and Analysis. Refer to Instruction 1 to Item 402(c)(2)(v) of Regulation S-K.

Grants of Plan-Based Awards in Fiscal 2010, page 23

11.   In future filings, for any equity awards that are subject to performance conditions, please clarify that the amounts listed in the "Grant Date Fair Value of Stock Awards" column of the "Grants of Plan-Based Awards in Fiscal 2010" table have been calculated based upon the probable outcome of such conditions. Refer to Instruction 8 to Item 402(d) of Regulation S-K.

Outstanding Equity Awards at August 31, 2010, page 24

12.   In future filings, for any equity awards that are subject to performance conditions, please clarify that the amounts listed in the "Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested" column of the "Outstanding Equity Awards at August 31, 2010" table have been calculated based on achieving the threshold performance goals, except that if performance during the last completed fiscal year (or, if the payout is based on performance to occur over more than one year, the last completed fiscal years over which performance is measured) has exceeded the threshold, the disclosure shall be based on the next higher performance measure (target or maximum) that exceeds the last completed fiscal year's performance (or, if the payout is based on performance to occur over more than one year, the last completed fiscal years over which performance is measured). Refer to Instruction 3 to Item 402(f)(2) of Regulation S-K.

Compensation of Directors, page 31

13.   In future filings, please clarify that the amounts listed in the "Stock Awards" column of the "Compensation of Directors" table has been calculated based upon the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Refer to Item 402(k)(2)(iii) of Regulation S-K.

14.   In future filings, please disclose by footnote for each director the aggregate number of stock awards outstanding at fiscal year end. Refer to the Instruction to Item 402(k)(2)(iii) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Juan Migone at (202) 551-3312 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or, in his absence, me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director